Invitrogen Corporation

1600 Faraday Avenue

PO Box 6482

Carlsbad, California 92008

December 8, 2004

VIA FACSIMILE (202) 942-9638 AND EDGAR

Mr. Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0303

Washington, D.C. 20549

Re:	Invitrogen Corporation
Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-120330)

Dear Mr. Panos:

On behalf of Invitrogen Corporation, I hereby request that the Commission take appropriate action to make the above-captioned Registration Statement effective at 9:00 a.m. Washington, D.C. Time, on December 9, 2004, or as soon thereafter as practicable. Invitrogen acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/s/    John A. Cottingham

John A. Cottingham

Senior Vice President, General Counsel and
Secretary

cc:	Paul B. Johnson, Esq.
Marty B. Lorenzo, Esq.